02053941

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED DEC 0 2 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Allison-Williams Company

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Seventh Street Suite 3000
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Cahoy (612) 333-3475
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED DEC 1 1 2002 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300, Minneapolis, Minnesota 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert C. Tengdin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allison-Williams Company as of **September 30, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

RC Tengdin
Signature

Chairman & CEO
Title

Notary Public

JULIE A DAHOY

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Allison-Williams Company
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Allison-Williams Company (a wholly owned subsidiary of B&T Capital, Inc.) as of September 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Allison-Williams Company as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
October 28, 2002

ALLISON–WILLIAMS COMPANY

STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS		
Cash (Note 2)	$	345,906
Trading securities (Note 3)		20,749
Other assets:		
Due from affiliate (Note 7)		267,500
Due from clearing broker/dealer		8,388
Prepaid expenses and other assets		8,504
		284,392
Furniture, equipment, and leasehold improvements, at cost, net of $859,566 of accumulated depreciation		9,554
	$	660,601

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	108,618
Commitments (Notes 4 and 5)		
Stockholders' equity (Note 5):		
Common stock, par value $0.25 per share; authorized 400,000 shares; issued 175,795 shares		43,949
Additional paid-in capital		458,001
Retained earnings		50,033
		551,983
	$	660,601

See Notes to Statement of Financial Condition.

ALLISON-WILLIAMS COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company) is a securities broker/dealer that primarily trades privately placed fixed-income securities in the secondary market to institutional investors throughout the United States. In addition, the Company receives fees for other investment banking services. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities transactions: In accordance with recognized industry practice, securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Revenues and related expense on transactions executed but not settled were not material.

Depreciation: Furniture and equipment is depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are depreciated over the life of the lease.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial statement purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 2. Restricted Cash Pursuant to Rule 15c3-3

In accordance with provisions of rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." At September 30, 2002, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $10,100 on deposit in this account at September 30, 2002, and accordingly, the entire amount of $10,100 was available for immediate withdrawal.

The Company maintains a trade settlement account with a clearing broker in connection with its membership in a clearing organization. Amounts in this account represent the balance due the clearing organization for trades settling as of a specific date. There were no funds required to be on deposit at September 30, 2002.

Note 3. Trading Securities

Trading securities at September 30, 2002, consist of common stock in a publicly traded company and a warrant to purchase common stock in a privately held company. The common stock security is recorded at its fair value, and the warrant is recorded at cost, as the investment is not readily marketable.

Note 4. Employee Stock Ownership Plan

The Company has an employee stock ownership plan for the purpose of providing additional retirement benefits to substantially all employees. Only the Company may make contributions to the plan, and all contributions are discretionary, subject to authorization by the Board of Directors. There were no contributions for the year ended September 30, 2002.

The plan held no shares of the Company's stock as of September 30, 2002.

Note 5. Commitments

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2002, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio	0.44:1
Net capital	$ 246,228
Excess net capital	146,228

As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of rule 15c3-3 and is required to maintain a minimum net capital of $100,000.

ALLISON–WILLIAMS COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 5. Commitments (Continued)

Leases: The Company leases office space under an operating lease which expires in January 2003. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. The approximate minimum annual rental commitment is $38,000 as of September 30, 2002.

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6. Income Taxes

Net deferred tax assets consist of the following components as of September 30, 2002:

Deferred tax assets:		
Net operating loss carryforwards	$	234,000
Furniture, equipment, and leasehold improvements		17,000
Other		3,000
		254,000
Less valuation allowance		254,000
	$	-

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

At September 30, 2002, the Company has available net operating loss carryforwards for tax purposes of approximately $585,000, which expire in varying amounts through 2022. Utilization of the carryforwards is dependent upon the Company attaining profitable operations in the future.

Note 7. Related-Party Transactions

The Company has advanced $267,500 to an entity related through common ownership. The advance is noninterest-bearing, unsecured, and due on demand.